EXHIBIT 19

   TRIAN FUND MANAGEMENT, L.P.                     TRIARC COMPANIES, INC.
      280 Park Avenue, 41st Fl.                       1155 Perimeter Center West
      New York, NY 10017                              Suite 1200
                                                      Atlanta, GA 30047

April 18, 2008

Mr. James V. Pickett
Chairman of the Board
Wendy's International, Inc.
4288 West Dublin-Granville Road
Dublin, Ohio 43017-0256

Dear Jim:

I am writing to you in my capacities as President of Trian Fund Management, L.P. and Vice Chairman of Triarc Companies, Inc.

As a large shareholder of Wendy's, Trian is very concerned about the current direction of Wendy's. On April 17, 2008, Trian and Triarc were informed that the Wendy's special committee had rejected two acquisition proposals made by Trian and Triarc. One proposal called for the combination of Wendy's and Arby's while the other involved an acquisition of 100% of Wendy's for over $900 million in cash with the balance in stock. Our proposals would have required the approval of the shareholders on each side of the transaction and neither of the proposals was conditioned on the receipt of third party financing. Our most recent proposals were summarily rejected in less than 24 hours.

If the special committee now intends to pursue a transaction with another party, such as the sale of a minority equity interest, we urge the board to ensure that any alternative transaction be subject to the approval of Wendy's shareholders and not just the members of the special committee. If shareholders approve a different transaction after having been afforded the opportunity to consider the benefits of the transactions we had proposed, Trian will abide by the will of its fellow shareholders. However, before any transaction is considered, shareholders should be fully updated on the current financial condition of the company--including sales, profits and margins. The Company has publicly stated that it plans to announce first quarter results on April 25 and we expect the Company will not take any action prior to this announcement.

It is now time for Wendy's shareholders to decide the future of their company. We therefore intend to contact our fellow shareholders for the purpose of calling a special meeting of shareholders at which all shareholders will have the opportunity to vote on the future direction of Wendy's.

Sincerely,

/s/ Peter W. May

Peter W. May

cc: Members of the Board of Directors